BMB MUNAI, INC. REACHES AGREEMENT IN PRINCIPLE ON
TERMS FOR RESTRUCTURING U.S. $60,000,000 CONVERTIBLE SENIOR NOTES
AND AGREES TO EXTEND NOTEHOLDERS’ REDEMPTION RIGHTS

ALMATY, KAZAKHSTAN – September 13, 2010 - BMB Munai, Inc. (NYSE Amex:  KAZ) today announced that it has reached an agreement in principle with the holders of its U.S. $60,000,000 aggregate principal amount of 5.0% Convertible Senior Notes due 2012 (the “Notes”) on general terms for the proposed restructuring of the Notes.  In connection with the proposed restructure, the Company and the holders of the Notes (the “Noteholders”) have executed a Supplemental Indenture No. 2 extending the terms of the redemption rights available to the Noteholders.

The proposed restructuring of the Notes is subject to confirmatory due diligence and the negotiation and execution of definitive agreements, including a revised Indenture governing the Notes.  Assuming the parties enter into definitive agreements, the closing and consummation of the Note restructure is expected to be contingent upon regulatory and shareholder approvals and other conditions.

The Note restructure contemplates that the Company will secure the Notes.  The security will include: (i) a first priority pledge of the Company’s equity interest in its wholly-owned subsidiary, Emir Oil, LLP; (ii) a guarantee of payment of the Notes by Emir Oil and any future subsidiary of the Emir Oil or the Company; (iii) the guaranty obligation of Emir Oil to initially be secured by its exploration license(s); and (iv) a pledge of the  production licenses for the Aksaz, Dolinnoe and Kariman fields once they become pledgable and the pledge over the exploration license shall cease to be effective.

In addition to securing the Notes, the Company will agree to certain changes to the payment terms of the Notes.  Upon consummation of the plan of restructure, the Company will make a $1,000,000 cash payment towards the principal balance of the Notes, which will result in an adjusted principal amount of $61,400,000 after giving effect to the payment.  The cash payment and the increase in the principal amount reflect an adjustment based on the value of the unexercised third put option.  The coupon rate of the Notes will increase from 5% to 9%, and will continue to be payable semi-annually.  The Company also agreed to an additional coupon that will be payable if the product of the price of Brent and the Company’s production volumes exceed certain threshold levels to be agreed upon.  The Company will agree, beginning six months after the issue or restructuring date, to make quarterly principal amortization payments, based on a percentage of excess cash flows which is still being negotiated.

The parties intend to amend the maturity date, redemption and conversion provisions of the Notes and the existing Indenture.  The new maturity date of the Notes will be July 13, 2013.  The restructure contemplates the Noteholders will be granted a new put option, exercisable one year prior to the new maturity date.  The conversion price of the Notes will be reduced to $2.00 per share, subject to certain adjustment events, including events included in the original Indenture and the minimum conversion price will be reduced to a floor of $1.00 per share.  In the event of a change in control, the Noteholders will have an option to redeem their Notes at a price equal to 110% of the Notes or to convert their Notes to Company common stock.  The Company will have the option to redeem the Notes in the event the closing market price for the Company’s stock exceeds 200% of the then current conversion price.

It is contemplated the Company will agree to certain other changes to the terms of the Indenture.  Once definitive documents are executed, the Noteholders will have the right to appoint one board member to the Company’s board of directors, who will also sit on the compensation committee.  The Noteholders will be granted certain registration, listing and tag along rights.  The Company will agree to certain restrictions on incurring new indebtedness, uses of proceeds from any new debt or equity offerings, capital expenditures, dividends and other distributions, disposal of assets, investments and affiliate transactions and such other and customary covenants acceptable to the Noteholders.  The Company will not adopt or amend any existing incentive plans or plan providing for payment in respect of severance, change in control or other extraordinary events or transactions until the Notes are repaid in full.  The Company has agreed to maintain its NYSE Amex listing of its common stock.

In connection with the proposed restructuring of the Notes, the Company entered into a Supplemental Indenture No. 2 on September 10, 2010 with The Bank of New York Mellon as trustee for the Noteholders.  Pursuant to the terms of the original Indenture, as amended by Supplemental Indenture No. 1, the Noteholders had the right to redeem the Notes at any time from June 13, 2010 to September 13, 2010.  The parties entered into the Supplemental Indenture No. 2 that will allow additional time to negotiate definitive agreements regarding the proposed restructuring of the Notes.  Supplemental Indenture No. 2 grants the Noteholders an additional right to require redemption of the Notes upon two days notice any time after September 13, 2010 but on or before December 31, 2010.

In exchange for the additional redemption right, the Noteholders separately agreed they will not exercise any redemption right prior to October 15, 2010, except in certain circumstances.  The Noteholders also separately agreed to waive existing defaults under the Indenture until the earlier of October 15, 2010 or the date they may exercise the new redemption right.

For a more detailed description of the terms and conditions of Supplemental Indenture No. 2 and related information, please refer to the Current Report on Form 8-K of the Company filed with the United States Securities and Exchange Commission on September 13, 2010.

NYSE Amex has neither approved nor disapproved of the contents of this press release.

Contacts:
In the US: Adam R. Cook, Corporate Secretary
(801) 355-2227, E-mail: USoffice@bmbmunai.com
In Kazakhstan: Daniyar Uteulin, Vice President for Investor Relations
+7 (3272) 375-125, E-mail: KZoffice@bmbmunai.com

This release contains “forward-looking” statements regarding the Company’s proposed restructuring of the Notes, including general terms and conditions contemplated to be a part thereof.  This release also contains “forward-looking” statements regarding the Noteholders’ extended redemption rights.  All such forward-looking statements are subject to future action by the Company and the Noteholders, of which there can be no assurance.  Moreover, all forward-looking statements are not guarantees of future results or performance and involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in, or anticipated by, the forward-looking statements.  Such forward-looking statements are made only as of the date of this release and the Company assumes no obligation to update forward-looking statements to reflect subsequent events or circumstances.  Readers should not place undue reliance on these forward-looking statements.